UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-121641

AMERICAN EAGLE OUTFITTERS, INC.

PROFIT SHARING AND 401(K) PLAN

(Exact Name of Registrant as specified in its charter)

150 Thorn Hill Drive

Warrendale, Pennsylvania 15086-7528

(724) 776-4857

(Address, including zip code, and telephone number

including area code of Registrant's

principal executive offices)

Interests of Participants in the American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

            Approximate number of holders of record as of the certification or notice date: none

            Pursuant to the requirements of the Securities Exchange Act of 1934, the American Eagle Outfitters, Inc. Profit Sharing and 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                                                                      AMERICAN EAGLE OUTFITTERS, INC.

                                                                                                                      PROFIT SHARING AND 401(K) PLAN

Date: December 6, 2006

                                                                                                                       By: /s/ Neil Bulman, Jr.

                                                                                                                       Neil Bulman, Jr., Esq.

                                                                                                                       Vice President and General Counsel